UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

On March 8, 2023, SMX (Security Matters) PLC (f/k/a Empatan Public Limited Company) (“SMX”) issued a press release announcing that it has entered into an exclusive Commercial Agreement with Sumitomo Corporation, for the exclusive, worldwide distribution to market and sell products for application in the Non-Ferrous Metals Market (all raw materials supply chain market segments of the Non-Ferrous Metals) as well as SMX’s exclusive, worldwide reseller and sub licensor of certain of SMX’s products and services with respect to customers in the Non-Ferrous Metals Market. SMX in turn has agreed to not directly or indirectly, market or sell products or provide SMX products or service to customers or for application in the Non-Ferrous Metals Market during the term of this Commercial Agreement other than through Sumitomo, unless otherwise agreed.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description

99.1	Press Release dated March 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 8, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer